

November 27, 2012

<u>Via E-mail</u>
Mr. Daniel L. Hefner
Chief Executive Officer
American Fiber Green Products, Inc.
4209 Raleigh Street
Tampa, Florida 33619

> **RE: American Fiber Green Products, Inc.**
> **Form 10-K for the Year Ended December 31, 2011**
> **Filed April 11, 2012**
> **Form 10-K/A for the Year Ended December 31, 2011**
> **Filed October 16, 2012**
> **File No. 0-28978**

Dear Mr. Hefner:

We issued a comment to you on the above captioned filings on October 24, 2012**.** As of the date of this letter, this comment remains outstanding and unresolved. We expect you to provide a complete, substantive response to this comment by December 11, 2012.

If you do not respond**,** we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm, http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact Ernest Greene, Staff Accountant at (202) 551-3733 or me at (202) 551-3769 if you have any questions.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief